news release

Zi Corporation to Appeal Delisting Notification from NASDAQ

CALGARY, AB, AUGUST 7, 2008 – Zi Corporation (NASDAQ: ZICA) (TSX: ZIC) (the "Company"), a leading innovator of mobile discovery and advertising solutions, today announced that it will request a hearing before a Nasdaq Listing Qualifications Panel (the "Panel") to appeal a Staff Determination to delist the Company’s common shares from the Nasdaq Capital Market. The request for an appeal will result in the Company’s shares continuing to trade on the Nasdaq Capital Market until such time as the appeal is heard and a determination is made by the Panel.

The Company received a letter from The Nasdaq Stock Market ("Nasdaq") on August 1, 2008 indicating that the Company had failed to regain compliance with Nasdaq’s minimum bid price requirement of US$1.00 per share for continued listing of the Company’s common shares on the Nasdaq Capital Market as set forth in Marketplace Rule 4310(c)(4) (the "Staff Determination"), and therefore the Company’s shares are subject to de-listing should its appeal to the Panel be rejected. In accordance with the Marketplace Rules, the Company had initially been provided with a grace period of 180 calendar days, or until July 28, 2008, to regain compliance with the minimum bid requirement. The Company was unable to comply with the minimum bid requirement as of such date and also was unable to satisfy the other initial listing criteria for the Nasdaq Capital Market that would have provided it with an additional 180 calendar day grace period to meet the minimum bid price requirement.

Following procedures set forth in the Nasdaq Marketplace Rule 4800 series, the Company will request a hearing before a Panel to review the Staff Determination. The hearing request will stay the delisting of the Company’s common shares, pending the decision of the Panel, allowing it to continue to trade on the Nasdaq Capital Market. At the hearing, the Company will request continued listing on the Nasdaq Capital Market, based upon its plan for demonstrating compliance with the applicable listing requirements. Pursuant to the Nasdaq Marketplace Rules, the Panel has the authority to grant the Company up to an additional 180 days from August 1, 2008 (i.e., January 28, 2009) to implement its plan of compliance. The Company is currently considering all actions that may allow it to regain compliance with the applicable Nasdaq listing standards and maintain its Nasdaq listing. There can be no assurance, however, that the Panel will grant the Company’s request for continued listing on the Nasdaq Capital Market.

In the event that the Panel denies the Company’s request for continued listing on the Nasdaq Capital Market, the Company’s common shares could be eligible for quotation and trading on the Over-the-Counter Bulletin Board. Additionally, trading of the Company’s shares will continue on the Toronto Stock Exchange (TSX).

About Zi Corporation

Zi Corporation is a leading provider of discovery and usability solutions for Mobile Search, Input and Advertising. Zi Corporation’s suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices. Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1,000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide. A publicly traded company, Zi Corporation is currently listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC). For more information, please visit zicorp.com.

This release may be deemed to contain forward-looking statements under applicable securities laws. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation, such as Zi Corporation’s eligibility to trade on the Over-the-Counter Bulletin Board ("OTCBB") should its delisting appeal be denied, that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: a market maker filing the applicable documentation with the OTCBB, and the OTCBB approving of such documentation in order to permit Zi Corporation to be quoted on the OTCBB; the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation’s significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation’s ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation’s filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi™, eZiType™, eZiText™, Decuma and Qix™ are trademarks of Zi and/or its subsidiaries. All other trademarks are the property of their respective owners.

For more information:

Cameron & Associates	Zi Corporation	Zi Corporation
Al Palombo	Milos Djokovic, CEO	Blair Mullin, CFO
212-245-8800	403-233-8875	403-233-8875
al@cameronassoc.com	milos@zicorp.com	bmullin@zicorp.com